Exhibit 21.1

Direct and Indirect Subsidiaries of KBS Strategic Opportunity REIT, Inc.

KBS Finance LLC	KBS SOR Acquisition III, LLC
KBS Strategic Opportunity Holdings LLC	KBS SOR Debt Holdings II LLC
KBS Strategic Opportunity Limited Partnership	KBS SOR Debt Holdings II X LLC
KBS SOR Academy Point, LLC	KBS SOR Northridge, LLC
KBS SOR Acquisition I, LLC	KBS SOR Properties, LLC
KBS SOR Acquisition II, LLC	KBS SOR Village Overlook, LLC